Electro Scientific Industries, Inc.
                        13900 NW Science Park Drive
                             Portland, OR 97229
                         Telephone: (503) 641-4141

                              October 23, 1996


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20540

     Re:  Electro Scientific Industries, Inc.
          Registration Statement on Form S-4
          Registration No. 333-05603

Gentlemen:

     Pursuant to Rule 477(a), Electro Scientific Industries, Inc. (the "Company") requests withdrawal of the Company's Registration Statement on Form S-4 (File No. 333-05603) filed with the Commission on June 10, 1996, as amended by Amendment No. 1, filed with the Commission on June 20, 1996. The Registration Statement was declared effective at 1:30 p.m. on June 24, 1996.

     Due to market conditions, the acquisition described in the Registration Statement was not consummated and no securities have been issued or sold under the Registration Statement.

     Any questions or comments about this request should be directed to the Company's counsel, Annette M. Mulee of Stoel Rives LLP, at (503) 294-9666.

     Please forward a copy of the order consenting to the withdrawal of the Registration Statement to the undersigned as soon as practicable.

                                   Sincerely,

                                   BARRY L. HARMON

                                   Barry L. Harmon
                                   Senior Vice President of Finance
                                   and Chief Financial Officer

cc:  Ms. Annette M. Mulee